Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.diebold.com

May 25, 2012
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Re:

Diebold Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-04879
Gentlemen:
Diebold Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 15, 2012 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures with regard to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) filed February 17, 2012.
Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the corresponding response.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill, page 32

1.
We note your disclosure that your annual goodwill impairment tests for 2011 resulted in no impairment in any of your reporting units. Please tell us and consider disclosing whether, as a result of your qualitative assessments, you performed two-step impairment tests of your reporting units pursuant to ASC 350-20-35. If so, to the extent that the fair values of your reporting units were not substantially in excess of their carrying values as of your 2011 tests, in future filings we believe your disclosures should include the percentage by which fair value exceeded carrying value as of the most recent step-one test, as well as the amount of goodwill allocated to each reporting unit. Alternatively, if your reporting units are not at risk of failing step one please disclose this in future filings.

Response: For 2011, we performed qualitative assessments in accordance with ASC 350 for each of our reporting units to determine whether it was more likely than not that the fair value of each of our reporting units was less than its carrying value. Based on the results of our qualitative assessments for each reporting unit, we determined that the two-step impairment test was not necessary for any of our reporting units. In future filings, if we determine that the two-step impairment test is not required based on the results of our qualitative assessments, we will disclose that our reporting units are not at risk of failing step one.

United States Securities and Exchange Commission
Division of Corporation Finance
May 25, 2012

Notes to Consolidated Financial Statements
Note 4. Income Taxes

2.
We note from your disclosure the disproportionate relationship between domestic and foreign income (loss) from continuing operations before income taxes and segment operating profit (loss) as disclosed on page 75. For example, we note the majority of income from continuing operations before income taxes in 2011 relates to foreign operations whereas the majority of segment operating profit in 2011 relates to domestic operations, or stated differently, the DNA segment. Please explain the disproportionate relationship between these amounts for each year presented.

Response: For each year presented, the segment operating profit (loss) excludes investment income, interest expense, foreign exchange gains/losses and miscellaneous, net whereas the net income (loss) from continuing operations before taxes within the income taxes footnote includes these items. The disproportionate relationship between segment operating profit (loss) and net income (loss) from continuing operations before income taxes for each year presented results from:
(a) investment income is substantially generated in foreign geographies;
(b) interest expense primarily relates to domestic operations;
(c) all of the profit associated with a sale of goods is reported in the segment in which the sale occurs, regardless of where the goods are manufactured. For tax purposes, we report profit at the legal entity level based upon an established transfer pricing framework;
(d) certain corporate expenditures such as information technology, research and development costs and other enterprise-wide administrative support functions that would be classified as stewardship or shareholder activities are allocated amongst our reportable segments. These allocations differ from the arm's-length standard required to be used for income tax purposes; and
(e) our Canadian operations are reported in the DNA segment disclosure but included in foreign operations within the income taxes footnote.
***
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-490-5545.
Sincerely,
/s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and
    Chief Financial Officer